Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	July 28, 2022
Eldorado Gold Reports Q2 2022 Financial and Operational
Results; Updates Full-Year Consolidated Cost Guidance

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the second quarter of 2022. For further information, please see the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis ("MD&A") filed on SEDAR at www.sedar.com under the Company’s profile.

Second Quarter 2022 Highlights

Operations
•Gold production: 113,462 ounces, an increase of 22% from Q1 2022 production, driven by strong production and mine development at Lamaque.
•Gold sales: 107,631 ounces at an average realized gold price per ounce sold1 of $1,849.
•Production costs: $109.3 million.
•Cash operating costs1: $789 per ounce sold. Costs were primarily driven by lower gold production and an increase in the price of certain commodities and consumables required for safe operations, however the price increases were partly offset by the weakening of local currencies in which costs are incurred, particularly the Turkish Lira and Euro.
•All-in sustaining costs ("AISC")1: $1,270 per ounce sold, driven by higher cash operating costs per ounce sold and sustaining capital expenditures.
•Total capital expenditures: $83.2 million, including $32.3 million of sustaining capital1, primarily focused on underground development and construction at Lamaque. Growth capital1 of $26.4 million focused on waste stripping at Kisladag and construction of the first phase of the North leach pad to support the mine life extension. $9.1 million of capital expenditures spent at Skouries include advancing site access, completing building enclosures, and geotechnical and drilling activities.
•Skouries growth capital: As a bridge to the completion of a financing package, an additional $30 to $40 million of growth capital will be allocated to the project. Total growth capital at Skouries is now expected to be $60 to $80 million in 2022.
•2022 outlook: We expect production to be second-half weighted and maintain our 2022 production guidance of 460,000 to 490,000 ounces and are tracking toward the lower end of the range as a result of production challenges in Q1 2022. We are updating our 2022 guidance for consolidated cash operating costs1 to $700 to $750 per ounce sold, total cash costs1 to $790 to $840 per ounce sold and AISC1 to $1,180 to $1,280 per ounce sold.

Financial
•Cash flow from operating activities before changes in working capital1: $48.3 million.
•Cash, cash equivalents and term deposits: $370.0 million, as at June 30, 2022.
•Earnings before interest, taxes, depreciation and amortization ("EBITDA"): $89.1 million.
•Adjusted EBITDA1: $87.6 million.
•Net loss: $22.7 million, or a loss of $0.12 per share.
1 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's June 30, 2022 MD&A.

1

•Adjusted net earnings2: $13.8 million net earnings, or $0.08 earnings per share. Adjusted net earnings removed a $23.3 million loss on foreign exchange due to translation of deferred tax balances, and a $14.4 million loss on the non-cash revaluation of the derivative related to redemption options in our debt.
•Free cash flow2: Negative $62.8 million, primarily due to lower gold production and sales, annual royalty payments and mine standby costs.

“We had a steady operational quarter, driven by solid production and higher grades at Lamaque and consistent operations at Efemcukuru," said George Burns, Eldorado's President and Chief Executive Officer. "Olympias saw meaningful improvements in the second quarter. At Kisladag, the team focused on increasing the tonnes placed on the pad, which sets up strong third quarter production. We remain confident in our ability to deliver consolidated production guidance of 460,000 to 490,000 ounces and expect to end the year in the lower end of the range," added Burns. "In addition, we revised our 2022 consolidated cost guidance to reflect lower than expected gold production in the first half of the year, continued inflationary pressures, and additional costs associated with the VAT import charge on Olympias gold concentrate shipments into China."

"Considerable progress was made at Skouries during the quarter, with activity focused on execution readiness and critical path activities in engineering, procurement and site enabling works. We look forward to updating the market as we continue to work towards financing and Board approval for the restart of construction at Skouries," continued Burns.

"Additionally, during the quarter we published our 10th annual Sustainability Report. I'm proud of the global team for the progress we've made on our goals and initiatives. Specifically, we have exceeded gender parity on our Board, and demonstrated leadership in regard to local employment and procurement."
2 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's June 30, 2022 MD&A.

2

Consolidated Financial and Operational Highlights

	3 months ended June 30,		6 months ended June 30,
Continuing operations (5)	2022	2021	2022	2021
Revenue	$213.4	$233.2	$408.1	$457.8
Gold produced (oz)	113,462	116,066	206,671	227,808
Gold sold (oz)	107,631	114,140	202,103	227,734
Average realized gold price ($/oz sold) (2)	$1,849	$1,840	$1,868	$1,786
Production costs	109.3	112.8	213.9	221.4
Cash operating costs ($/oz sold) (2,3)	789	645	810	643
Total cash costs ($/oz sold) (2,3)	879	746	908	716
All-in sustaining costs ($/oz sold) (2,3)	1,270	1,074	1,306	1,030
Net (loss) earnings for the period (1)	(22.7)	31.0	(339.5)	45.4
Net (loss) earnings per share – basic ($/share) (1)	(0.12)	0.17	(1.85)	0.25
Adjusted net earnings (loss) (1,2)	13.8	29.1	(5.1)	54.3
Adjusted net earnings (loss) per share ($/share) (1,2)	0.08	0.16	(0.03)	0.30
Net cash generated from operating activities (4)	26.9	49.0	62.2	148.1
Cash flow from operating activities before changes in working capital (2,4)	48.3	75.9	98.1	157.0
Free cash flow (2,4)	(62.8)	(23.7)	(89.6)	9.7
Cash, cash equivalents and term deposits	$370.0	$410.7	$370.0	$410.7

(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's MD&A for explanations and discussion of these non-IFRS financial measures and ratios.
(3)Revenues from silver, lead and zinc sales are off-set against cash operating costs.
(4)2021 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity.
(5)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2022.

Total revenue was $213.4 million in Q2 2022, a decrease of 8% from $233.2 million in Q2 2021 and an increase of 10% from $194.7 million in Q1 2022. Total revenue was $408.1 million in the six months ended June 30, 2022, a decrease from $457.8 million in the six months ended June 30, 2021. The decreases in both three and six-month periods were due to lower sales volumes and were partially offset by higher average metal prices.
Production costs decreased to $109.3 million in Q2 2022 from $112.8 million in Q2 2021 and to $213.9 million in the six months ended June 30, 2022 from $221.4 million in the six months ended June 30, 2021. Decreases in both periods were primarily due to the suspension of operations at Stratoni at the end of 2021. Production costs at Stratoni totalled $13.7 million in Q2 2021 and $29.0 million in the six months ended June 30, 2021. These decreases were partly offset by increases in certain production costs in Q2 2022 as a result of supply concerns caused by financial and trade sanctions against Russia, and ongoing supply chain challenges due to COVID-19. Cost increases primarily impacted electricity at operations in Greece and Turkiye, and fuel and reagents at Kisladag.
Cash operating costs in Q2 2022 averaged $789 per ounce sold, an increase from $645 in Q2 2021, and cash operating costs per ounce sold averaged $810 in the six months ended June 30, 2022, an increase from $643 in the six months ended June 30, 2021. Increases in both three and six-month periods were primarily due to lower production, lower silver and base metal sales which reduce cash operating costs as by-product credits, and lower-grade ore mined and processed at Kisladag, resulting in fewer ounces produced and sold.
AISC per ounce sold averaged $1,270 in Q2 2022, an increase from $1,074 in Q2 2021, and AISC per ounce sold averaged $1,306 in the six months ended June 30, 2022, an increase from $1,030 in the six months ended June 30, 2021. Increases in both three and six-month periods primarily reflect the increases in cash operating costs per ounce sold, combined with higher sustaining capital expenditures.

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We reported net loss attributable to shareholders from continuing operations of $22.7 million ($0.12 loss per share) in Q2 2022 compared to net earnings of $31.0 million ($0.17 per share) in Q2 2021 and net loss of $339.5 million ($1.85 loss per share) in the six months ended June 30, 2022 compared to net earnings of $45.4 million ($0.25 per share) in the six months ended June 30, 2021. The net loss in the six months ended June 30, 2022 was primarily due to the impairment of the Certej project, a non-core gold asset, the write-down of decommissioned equipment at Kisladag, lower sales volumes, higher mine standby costs and higher income tax expense.
Adjusted net earnings were $13.8 million ($0.08 per share) in Q2 2022 compared to $29.1 million ($0.16 per share) in Q2 2021. Adjusted net earnings in Q2 2022 removed a $23.3 million loss on foreign exchange due to translation of deferred tax balances, a $14.4 million loss on the non-cash revaluation of the derivative related to redemption options in our debt and included a $1.2 million partial reversal of Stratoni equipment write-downs.

4

Quarterly Operations Update

	3 months ended June 30,		6 months ended June 30,
	2022	2021	2022	2021
Consolidated
Ounces produced	113,462	116,066	206,671	227,808
Ounces sold	107,631	114,140	202,103	227,734
Production costs (1)	$109.3	$112.8	$213.9	$221.4
Cash operating costs ($/oz sold) (2,3)	$789	$645	$810	$643
All-in sustaining costs ($/oz sold) (2,3)	$1,270	$1,074	$1,306	$1,030
Sustaining capital expenditures (3)	$32.3	$24.2	$56.8	$44.7
Kisladag
Ounces produced	27,973	44,016	57,753	90,188
Ounces sold	26,881	44,049	56,659	91,555
Production costs	$25.1	$28.6	$55.2	$54.9
Cash operating costs ($/oz sold) (2,3)	$798	$529	$831	$510
All-in sustaining costs ($/oz sold) (2,3)	$1,090	$728	$1,087	$665
Sustaining capital expenditures (3)	$4.3	$3.7	$6.8	$6.5
Lamaque
Ounces produced	46,917	35,643	80,294	64,478
Ounces sold	45,655	34,677	79,780	63,755
Production costs	$31.5	$24.0	$58.7	$47.0
Cash operating costs ($/oz sold) (2,3)	$657	$658	$703	$704
All-in sustaining costs ($/oz sold) (2,3)	$985	$1,065	$1,069	$1,109
Sustaining capital expenditures (3)	$13.5	$11.0	$26.5	$20.3
Efemcukuru
Ounces produced	22,793	23,473	43,849	46,771
Ounces sold	23,428	23,006	44,810	47,136
Production costs	$20.6	$17.9	$37.5	$32.5
Cash operating costs ($/oz sold) (2,3)	$706	$525	$678	$525
All-in sustaining costs ($/oz sold) (2,3)	$1,180	$917	$1,093	$802
Sustaining capital expenditures (3)	$5.9	$3.8	$9.4	$6.3
Olympias
Ounces produced	15,779	12,934	24,775	26,371
Ounces sold	11,667	12,409	20,854	25,288
Production costs	$32.1	$28.5	$62.4	$57.9
Cash operating costs ($/oz sold) (2,3)	$1,446	$1,237	$1,447	$1,190
All-in sustaining costs ($/oz sold) (2,3)	$2,346	$1,893	$2,369	$1,845
Sustaining capital expenditures (3)	$8.5	$5.7	$14.1	$11.5
(1)Includes production costs of Stratoni (base metals production) in 2021 (Q2 2021: $13.7 million, YTD 2021: $29.0 million). Operations at Stratoni were suspended at the end of 2021.
(2)Revenues from silver, lead and zinc sales are off-set against cash operating costs.
(3)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's MD&A for explanations and discussion of these non-IFRS financial measures and ratios.

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Kisladag
Kisladag produced 27,973 ounces of gold in Q2 2022, a decrease of 36% from 44,016 ounces in Q2 2021. The expected decrease in production was due to lower tonnes placed on the heap leach pad in the first quarter due to COVID-19 related absenteeism, severe weather and a government-mandated power outage. Average grade of 0.76 grams per tonne in Q2 2022 decreased slightly from 0.81 grams per tonne in Q2 2021 but increased from 0.61 grams per tonne in Q1 2022.
Ore tonnes placed on the heap leach pad in Q2 2022 increased 40% from Q1 2022 as production ramped up in the quarter following snowfall and prolonged freezing temperatures in Q1 2022 that impacted the ore conveyance and stacking system, reducing productivity. However, tonnes placed in the quarter were lower than in Q2 2021 due to continued optimization of the high-pressure grinding roll circuit ("HPGR") and debottlenecking of the belt agglomeration circuit. The HPGR is performing to plan with recovery rates as expected. Increased tonnes placed on the heap leach pad in Q2 2022 are expected to positively impact gold production in the second half of 2022.
Revenue decreased to $51.0 million in Q2 2022 from $80.7 million in Q2 2021, reflecting lower sales in the quarter and partly offset by an increase in the average realized gold price.
Production costs decreased to $25.1 million in Q2 2022 from $28.6 million in Q2 2021 primarily due to a reduction in consumables used in line with lower production and efficiencies from the HPGR circuit, and weakening of the Turkish Lira. These savings were partly offset by price increases in labour, reagents, electricity, and fuel. Lower production, combined with lower grade, resulted in an increase in cash operating costs per ounce sold to $798 in Q2 2022 from $529 in Q2 2021.
AISC per ounce sold increased to $1,090 in Q2 2022 from $728 in Q2 2021 primarily due to the increase in cash operating costs per ounce sold.
Sustaining capital expenditures of $4.3 million in Q2 2022 and $6.8 million in the six months ended June 30, 2022 primarily included equipment rebuilds and processing improvements.
Growth capital expenditures of $23.7 million in Q2 2022 and $43.7 million in the six months ended June 30, 2022 included waste stripping to support the mine life extension and construction of the first phase of the North heap leach pad.
In conjunction with the North heap leach pad, we are investing in additional higher-capacity mobile conveyors which are expected to enhance materials handling capabilities in the belt agglomeration circuit and increase throughput. Installation is expected to be complete in late 2022. We are also installing an agglomeration drum, expected to be commissioned in the first half of 2023, which is expected to improve the quality, consistency and permeability of the agglomeration process. With these investments, stacking is expected to continue on the existing heap leach pad until mid-2023, at which time stacking is expected to commence on the North heap leach pad.
Lamaque
Lamaque produced 46,917 ounces of gold in Q2 2022, an increase of 32% from 35,643 ounces in Q2 2021 due to strong throughput and higher grade. The expected increase in production from Q1 2022 also resulted from higher throughput combined with the development of higher-grade stopes following delays in the first quarter due to COVID-19 related absenteeism. Average grade increased to 6.63 grams per tonne in Q2 2022 from 5.98 grams per tonne in Q2 2021 and from 5.27 grams per tonne in Q1 2022.
Revenue increased to $85.0 million in Q2 2022 from $63.5 million in Q2 2021 due to higher production in the quarter, combined with a higher average realized gold price.
Production costs increased to $31.5 million in Q2 2022 from $24.0 million in Q2 2021, primarily due to higher production in the quarter. Cash operating costs per ounce sold remained consistent at $657 in Q2 2022 from $658 in Q2 2021, due to higher production and cost savings from a weaker Canadian dollar being partly offset by cost increases for consumables.
AISC per ounce sold decreased to $985 in Q2 2022 from $1,065 in Q2 2021 primarily due to higher gold production in the quarter, partly offset by a modest increase in sustaining capital expenditure.
Sustaining capital expenditures of $13.5 million in Q2 2022 and $26.5 million in the six months ended June 30, 2022 primarily included underground development and construction. Growth capital expenditures of $0.9 million in Q2 2022 and $2.7 million in the six months ended June 30, 2022 was primarily construction of underground infrastructure.

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Efemcukuru
Efemcukuru produced 22,793 payable ounces of gold in Q2 2022, a 3% decrease from 23,473 payable ounces in Q2 2021. The decrease was due to a planned decrease in grade to 5.96 grams per tonne in Q2 2022 from 6.60 grams per tonne in Q2 2021, and was partly offset by higher throughput in the quarter.
Revenue decreased to $41.4 million in Q2 2022 from $45.0 million in Q2 2021. The decrease was primarily due to a lower average realized gold price during Q2 2022 as a result of downward revaluations of provisional pricing in the quarter in line with movements in the gold price.
Production costs increased to $20.6 million in Q2 2022 from $17.9 million in Q2 2021 primarily due to increased tonnes processed, combined with cost increases in electricity, and consumables. The increase in production costs, combined with lower production in the quarter, resulted in an increase in cash operating costs per ounce sold to $706 in Q2 2022 from $525 in Q2 2021.
AISC per ounce sold increased to $1,180 in Q2 2022 from $917 in Q2 2021, primarily due to the increase in cash operating costs per ounce sold combined with higher sustaining capital expenditure.
Sustaining capital expenditures of $5.9 million in Q2 2022 and $9.4 million in the six months ended June 30, 2022 was primarily underground development and equipment rebuilds. Growth capital expenditures of $0.5 million in the six months ended June 30, 2022 included resource conversion drilling at Kokarpinar.
Olympias
Olympias produced 15,779 ounces of gold in Q2 2022, a 22% increase from 12,934 ounces in Q2 2021 and primarily reflected higher average gold grade, despite slightly lower processing volumes. Lead, silver and zinc production also increased in Q2 2022 as compared to Q2 2021 as a result of higher average grades. Transformation initiatives continued to show positive results as the mine continues to ramp up productivity.
Processing volumes increased in the latter part of Q2 2022 as a result of processing ore stockpiles following lower processing volumes in the first quarter due to COVID-19 related absenteeism and power outages related to heavy snowfall in the region in January 2022. Water treatment plant improvements continued in the quarter with minimal impact on throughput.
Revenue increased to $36.3 million in Q2 2022 from $34.1 million in Q2 2021 primarily as a result of higher gold prices in the quarter, despite lower sales volumes due to timing of concentrate shipments. Gold revenue was also impacted during the quarter by the 13% VAT import charge levied on customers importing Olympias gold concentrate into China. This import charge, effective since October 1, 2021, reduces revenue by a corresponding amount. China was the primary destination of Olympias gold concentrate in Q2 2022 as planned shipments to Russia were halted earlier in the year as a result of sanctions imposed on Russia due to the Russia-Ukraine war. Revenue from lead-silver concentrate sales increased in the quarter and revenue from zinc concentrate sales decreased in the quarter, in both cases due to timing of bulk shipments.
Production costs increased to $32.1 million in Q2 2022 from $28.5 million in Q2 2021 reflecting price increases in electricity, fuel, and other consumables. Cash operating costs per ounce sold increased to $1,446 in Q2 2022 from $1,237 in Q2 2021, primarily a result of lower throughput, certain production cost increases and the 13% VAT import charge which is included in cash operating costs. These increases were partly offset by higher gold grade and higher revenue from silver and base metal sales, which reduce cash operating costs as by-product credits. Electricity prices in the quarter remained above Q1 2021 levels but reduced from Q1 2022 due to subsidies that lowered the effective average price.
AISC per ounce sold increased to $2,346 in Q2 2022 from $1,893 in Q2 2021 primarily due to the increase in cash operating costs per ounce sold, combined with an increase in sustaining capital expenditure.
Sustaining capital expenditures of $8.5 million in Q2 2022 and $14.1 million in the six months ended June 30, 2022 primarily included underground development and expansion of tailings facilities. Growth capital expenditures of $1.7 million in Q2 2022 and $3.1 million in the six months ended June 30, 2022 was primarily underground development.

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Corporate Updates
In July 2022, we completed the acquisition of 32.5 million common shares of G Mining Ventures Corp. ("GMIN") for cash consideration of CDN $26.0 million ($20.0 million). Upon closing, we owned approximately 19.0% of GMIN common shares outstanding, continuing our interest in the Tocantinzinho gold project in Brazil. The second tranche of the GMIN private placement is expected to close in Q3 2022, after which our ownership is expected to decrease to approximately 17.7% of GMIN common shares outstanding.
Simon Hille has been promoted to the role of Senior Vice President, Technical Services effective May 2022. Simon joined Eldorado in November 2020 as Vice President, Technical Services. He is responsible for technical projects and fostering innovation throughout the Company. Simon has over 30 years of experience in gold and base metals specializing in leading high-performance, cross-functional technical and operational teams to maximize value from complex ore bodies. He has a BSc in Extractive Metallurgy from Curtin University’s Western Australian School of Mines and is a Fellow of Australasian Institute of Mining & Metallurgy (FAusIMM).

For further information on the Company's operating results for the second quarter of 2022, please see the Company’s MD&A filed on SEDAR at www.sedar.com under the Company’s profile.

Conference Call
A conference call to discuss the details of the Company’s Second Quarter 2022 Results will be held by senior management on Friday, July 29, 2022 at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado’s website: www.eldoradogold.com or via this link: https://services.choruscall.ca/links/eldoradogold2022q2.html.

Conference Call Details		Replay (available until Sept. 2, 2022)
Date:	July 29, 2022	Vancouver:	+1 604 638 9010
Time:	11:30 AM ET (8:30 AM PT)	Toll Free:	1 800 319 6413
Dial in:	+1 604 638 5340	Access code:	9051
Toll free:	1 800 319 4610

About Eldorado
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada, Greece and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact
Investor Relations
Lisa Wilkinson, VP, Investor Relations
604.757.2237 or 1.888.353.8166
lisa.wilkinson@eldoradogold.com

Media
Louise McMahon, Director Communications & Public Affairs
604.757 5573 or 1.888.353.8166
louise.mcmahon@eldoradogold.com

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Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this press release, including cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, working capital and cash flow from operating activities before changes in working capital.
Please see the June 30, 2022 MD&A for explanations and discussion of these non-IFRS and other financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these and other financial measures and ratios have been incorporated by reference and can be found in the section 'Non-IFRS and Other Financial Measures and Ratios' in the June 30, 2022 MD&A available on SEDAR at www.sedar.com and on the Company's website under the 'Investors' section.

Reconciliation of Production Costs to Cash Operating Costs and Cash Operating Costs per ounce sold:

	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Production costs (1)	$109.3	$112.8	$213.9	$221.4
Stratoni production costs (2)	(0.1)	(13.7)	(0.1)	(29.0)
Production costs – excluding Stratoni	109.2	99.1	213.7	192.3
By-product credits (3)	(19.4)	(13.9)	(37.7)	(29.2)
Royalty expense and selling costs (4)	(4.9)	(11.5)	(12.4)	(16.7)
Cash operating costs	$84.9	$73.6	$163.7	$146.5
Gold ounces sold	107,631	114,140	202,103	227,734
Cash operating cost per ounce sold	$789	$645	$810	$643

(1)Includes inventory write-downs.
(2)Base metals production, presented for 2021. Operations at Stratoni were suspended at the end of 2021.
(3)Revenue from silver, lead and zinc sales.
(4)Included in production costs.

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended June 30, 2022:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$26.1	($0.7)	$0.2	($4.1)	$21.5	26,881	$798
Lamaque	29.3	(0.4)	0.1	1.0	30.0	45,655	657
Efemcukuru	13.4	(0.8)	3.5	0.5	16.5	23,428	706
Olympias	29.3	(17.5)	7.3	(2.2)	16.9	11,667	1,446
Total consolidated	$98.1	($19.4)	$11.0	($4.8)	$84.9	107,631	$789

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

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Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the six months ended June 30, 2022:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$47.4	($1.5)	$0.7	$0.5	$47.1	56,659	$831
Lamaque	55.8	(0.7)	0.1	0.9	56.1	79,780	703
Efemcukuru	25.9	(1.7)	5.9	0.3	30.4	44,810	678
Olympias	55.2	(33.8)	12.5	(3.9)	30.2	20,854	1,447
Total consolidated	$184.3	($37.7)	$19.3	($2.1)	$163.7	202,103	$810

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended June 30, 2021:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$23.5	($0.8)	$0.2	$0.5	$23.3	44,049	$529
Lamaque	23.8	(0.4)	—	(0.6)	22.8	34,677	658
Efemcukuru	11.6	(1.3)	1.9	(0.1)	12.1	23,006	525
Olympias	23.4	(11.4)	4.1	(0.7)	15.4	12,409	1,237
Total consolidated	$82.3	($13.9)	$6.2	($1.0)	$73.6	114,140	$645

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the six months ended June 30, 2021:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$46.9	($1.6)	$0.3	$1.1	$46.7	91,555	$510
Lamaque	47.0	(0.8)	0.1	(1.4)	44.9	63,755	704
Efemcukuru	23.8	(2.4)	3.1	0.3	24.8	47,136	525
Olympias	46.1	(24.4)	7.6	0.7	30.1	25,288	1,190
Total consolidated	$163.8	($29.2)	$11.1	$0.7	$146.5	227,734	$643

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs to Total Cash Costs and Total Cash Costs per ounce sold:

	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Cash operating costs	$84.9	$73.6	$163.7	$146.5
Royalty expense (1)	9.8	11.5	19.8	16.7
Total cash costs	$94.7	$85.1	$183.6	$163.2
Gold ounces sold	107,631	114,140	202,103	227,734
Total cash costs per ounce sold	$879	$746	$908	$716
(1)Included in production costs.

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Reconciliation of Total Cash Costs to All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Total cash costs	$94.7	$85.1	$183.6	$163.2
Corporate and allocated G&A	7.4	9.0	18.9	18.5
Exploration and evaluation costs	0.6	2.8	1.3	5.4
Reclamation costs and amortization	1.8	1.5	3.4	2.9
Sustaining capital expenditure	32.3	24.2	56.8	44.7
AISC	$136.7	$122.6	$264.0	$234.6
Gold ounces sold	107,631	114,140	202,103	227,734
AISC per ounce sold	$1,270	$1,074	$1,306	$1,030

Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q2 2022	Q2 2021	YTD 2022	YTD 2021
General and administrative expenses (from consolidated statement of operations)	$8.7	$9.7	$17.0	$19.9
Add:
Share-based payments expense	0.3	1.9	4.0	3.7
Employee benefit plan expense from corporate and operating gold mines	0.8	0.6	2.7	1.4
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.1)	—	(0.3)	(0.2)
Depreciation in G&A	(0.8)	(0.4)	(1.4)	(1.0)
Business development	(0.5)	(2.1)	(1.0)	(3.8)
Development projects	(1.1)	(0.8)	(2.2)	(1.5)
Adjusted corporate general and administrative expenses	$7.4	$8.8	$18.7	$18.4
Regional general and administrative costs allocated to gold mines	—	0.1	0.2	0.1
Corporate and allocated general and administrative expenses per AISC	$7.4	$9.0	$18.9	$18.5

Reconciliation of exploration costs included in All-in Sustaining Costs:

	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Exploration and evaluation expense (from consolidated statement of operations for the three and six months ended June 30, 2022)(1)	$4.2	$7.9	$10.1	$11.9
Add:
Capitalized sustaining exploration cost related to operating gold mines	0.6	2.6	1.3	4.3
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(4.2)	(7.7)	(10.1)	(10.8)
Exploration and evaluation costs per AISC	$0.6	$2.8	$1.3	$5.4
(1)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2022.

11

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Asset retirement obligation accretion (from other income and finance costs note to the condensed consolidated interim financial statements for the three and six months ended June 30, 2022)	$0.6	$0.4	$1.1	$0.7
Add:
Depreciation related to asset retirement obligation assets	1.4	1.2	2.6	2.3
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.1)	(0.1)	(0.3)	(0.1)
Reclamation costs and amortization per AISC	$1.8	$1.5	$3.4	$2.9

Reconciliation of Sustaining and Growth Capital

	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Additions to property, plant and equipment (1) (from segment note in the condensed consolidated interim financial statements for the three and six months ended June 30, 2022)	$87.1	$76.1	$147.9	$135.5
Less: Growth and development project capital expenditure (2)	(48.9)	(45.2)	(81.3)	(80.0)
Less: Capitalized evaluation expenditure	(5.5)	(3.5)	(9.3)	(5.4)
Less: Sustaining capital expenditure Stratoni (3)	—	(2.2)	—	(3.9)
Less: Sustaining capital expenditure equipment leases (4)	(0.4)	—	(0.4)	(0.7)
Less: Corporate leases	—	(0.9)	(0.1)	(1.0)
Sustaining capital expenditure at operating gold mines	$32.3	$24.2	$56.8	$44.7

(1)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2022.
(2)Includes growth capital expenditures and capital expenditures relating to Skouries, Stratoni and Other Projects, excluding non-cash sustaining lease additions.
(3)Base metals production, presented for 2021. Operations at Stratoni were suspended at the end of 2021. Includes non-cash lease additions.
(4)Non-cash sustaining lease additions, net of sustaining lease principal and interest payments.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended June 30, 2022:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$21.5	$2.9	$24.4	$—	$—	$0.6	$4.3	$29.3	26,881	$1,090
Lamaque	30.0	1.1	31.1	—	0.3	0.1	13.5	45.0	45,655	985
Efemcukuru	16.5	4.5	21.0	—	—	0.6	5.9	27.6	23,428	1,180
Olympias	16.9	1.3	18.2	—	0.3	0.4	8.5	27.4	11,667	2,346
Corporate (1)	—	—	—	7.4	—	—	—	7.4	—	69
Total consolidated	$84.9	$9.8	$94.7	$7.4	$0.6	$1.8	$32.3	$136.7	107,631	$1,270

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

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Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the six months ended June 30, 2022:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$47.1	$6.6	$53.7	$—	$—	$1.0	$6.8	$61.6	56,659	1,087
Lamaque	56.1	1.9	58.0	—	0.6	0.2	26.5	85.3	79,780	1,069
Efemcukuru	30.4	7.6	38.0	0.2	0.2	1.3	9.4	49.0	44,810	1,093
Olympias	30.2	3.8	33.9	—	0.5	0.9	14.1	49.4	20,854	2,369
Corporate (1)	—	—	—	18.7	—	—	—	18.7	—	93
Total consolidated	$163.7	$19.8	$183.6	$18.9	$1.3	$3.4	$56.8	$264.0	202,103	$1,306

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended June 30, 2021:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$23.3	$4.5	$27.8	$—	$—	$0.5	$3.7	$32.1	44,049	$728
Lamaque	22.8	0.8	23.6	—	2.1	0.2	11.0	36.9	34,677	1,065
Efemcukuru	12.1	4.5	16.6	—	0.5	0.3	3.8	21.1	23,006	917
Olympias	15.4	1.7	17.1	—	0.2	0.5	5.7	23.5	12,409	1,893
Corporate (1)	—	—	—	9.0	—	—	—	9.0	—	78
Total consolidated	$73.6	$11.5	$85.1	$9.0	$2.8	$1.5	$24.2	$122.6	114,140	$1,074

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the six months ended June 30, 2021:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$46.7	$6.6	$53.3	$—	$—	$1.0	$6.5	$60.9	91,555	$665
Lamaque	44.9	1.3	46.2	—	3.8	0.4	20.3	70.7	63,755	1,109
Efemcukuru	24.8	5.3	30.1	—	0.9	0.5	6.3	37.8	47,136	802
Olympias	30.1	3.4	33.5	—	0.7	1.0	11.5	46.7	25,288	1,845
Corporate (1)	—	—	—	18.5	—	—	—	18.5	—	81
Total consolidated	$146.5	$16.7	$163.2	$18.5	$5.4	$2.9	$44.7	$234.6	227,734	$1,030

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

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Average realized gold price per ounce sold is reconciled for the periods presented as follows:
For the three months ended June 30, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$51.0	$—	($0.7)	$50.3	26,881	$1,870
Lamaque	85.0	—	(0.4)	84.6	45,655	1,853
Efemcukuru	41.4	1.3	(0.8)	41.8	23,428	1,785
Olympias	36.3	3.6	(17.5)	22.3	11,667	1,912
Stratoni	(0.1)	—	0.1	—	N/A	N/A
Total consolidated	$213.4	$4.8	($19.3)	$199.0	107,631	$1,849
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

For the six months ended June 30, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold Revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$107.6	$—	($1.5)	$106.1	56,659	$1,873
Lamaque	149.9	—	(0.7)	149.2	79,780	1,870
Efemcukuru	82.7	2.1	(1.7)	83.1	44,810	1,855
Olympias	67.4	5.3	(33.8)	39.0	20,854	1,870
Stratoni	0.5	—	(0.5)	—	N/A	N/A
Total consolidated	$408.1	$7.5	($38.2)	$377.4	202,103	$1,868
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

For the three months ended June 30, 2021:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$80.7	$—	($0.8)	$79.9	44,049	$1,815
Lamaque	63.5	—	(0.4)	63.1	34,677	1,820
Efemcukuru	45.0	0.5	(1.3)	44.2	23,006	1,923
Olympias	34.1	—	(11.4)	22.7	12,409	1,829
Stratoni	9.8	—	(9.8)	—	N/A	N/A
Total consolidated	$233.2	$0.5	($23.8)	$210.0	114,141	$1,840
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

For the six months ended June 30, 2021:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold Revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$166.5	$—	($1.6)	$164.9	91,555	$1,801
Lamaque	115.5	—	(0.8)	114.7	63,755	1,799
Efemcukuru	84.8	1.7	(2.4)	84.1	47,136	1,783
Olympias	67.5	—	(24.4)	43.1	25,288	1,705
Stratoni	23.6	—	(23.6)	—	N/A	N/A
Total consolidated	$457.8	$1.7	($52.7)	$406.8	227,734	$1,786
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

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Reconciliation of Net Earnings (Loss) attributable to shareholders of the Company to Adjusted Net Earnings (Loss) attributable to shareholders of the Company:

Continuing Operations (1)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Net (loss) earnings attributable to shareholders of the Company (1)	($22.7)	$31.0	($339.5)	$45.4
Impairment of property, plant and equipment, net of tax (2)	—	—	278.0	—
Loss on foreign exchange translation of deferred tax balances	23.3	2.5	35.8	12.7
Loss on redemption option derivative	14.4	6.2	7.4	6.9
Gain on deferred tax due to changes in tax rates (3)	—	(5.3)	(1.0)	(5.3)
Other write-down (reversal) of assets, net of tax (4)	(1.2)	—	14.2	—
Gain on sale of mining licences, net of tax (5)	—	(5.3)	—	(5.3)
Total adjusted net earnings (loss) (1)	$13.8	$29.1	($5.1)	$54.3
Weighted average shares outstanding (thousands)	183,777	181,599	183,074	178,086
Adjusted net earnings (loss) per share ($/share) (1)	$0.08	$0.16	($0.03)	$0.30

(1)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2022.
(2)Impairment of Certej project in Q1 2022, attributable to shareholders of the Company and net of tax.
(3)Q1 2022 includes a deferred tax recovery relating to the adjustment of opening balances for a tax rate decrease in Turkiye, enacted in that quarter. Q2 2021 includes an $11.4 million deferred tax recovery relating to the adjustment of opening balances for a tax rate decrease in Greece net of a $6.1 million deferred tax expense relating to the adjustment of opening balances for a tax rate increase in Turkiye. Both tax rate changes were enacted in Q2 2021 and were retroactive to January 1, 2021.
(4)Non-recurring asset write-downs in Q1 2022 include decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR. A partial reversal of Stratoni equipment write-downs was recorded in Q2 2022.
(5)Sale of mining licences in Turkiye in Q2 2021, net of tax.

Reconciliation of Net Earnings (Loss) before income tax to EBITDA and Adjusted EBITDA:

Continuing Operations (1)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Earnings (loss) before income tax (1)	$12.5	$41.1	($366.7)	$84.2
Depreciation and amortization (1,2)	53.7	51.5	104.9	104.5
Interest income	(0.8)	(1.2)	(1.3)	(1.5)
Finance costs (1)	23.7	15.5	25.9	25.8
EBITDA	$89.1	$106.9	($237.1)	$213.1
Impairment of property, plant and equipment (3)	—	—	365.4	—
Other write-down (reversal) of assets (4)	(1.6)	—	18.2	—
Share-based payments expense	0.3	1.9	4.0	3.7
(Gain) loss on disposal of assets (1)	(0.2)	(0.1)	(0.8)	0.2
Gain on sale of mining licences (5)	—	(7.0)	—	(7.0)
Adjusted EBITDA	$87.6	$101.7	$149.7	$210.0

(1)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2022.
(2)Includes depreciation within general and administrative expenses.
(3)Impairment of Certej project in Q1 2022.
(4)Non-recurring asset write-downs in Q1 2022 include decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR. A partial reversal of Stratoni equipment write-downs was recorded in Q2 2022.
(5)Sale of mining licences in Turkiye in Q2 2021.

15

Reconciliation of Net Cash Generated from Operating Activities to Free Cash Flow:

Continuing Operations (1)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Net cash generated from operating activities (1,2)	$26.9	$49.0	$62.2	$148.1
Less: Cash used in investing activities (1)	(89.7)	(85.2)	(211.7)	(94.9)
Add back: Acquisition of subsidiary, net of cash received (3)	—	19.3	—	19.3
Add back: Sale of mining licences (4)	—	(5.0)	—	(5.0)
Add back: (Decrease) increase in term deposits	—	(1.9)	60.0	(58.0)
Add back: Increase in restricted cash	—	—	—	0.1
Free cash flow	($62.8)	($23.7)	($89.6)	$9.7

(1)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2022.
(2)2021 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity.
(3)Cash paid upon acquisition of QMX in Q2 2021, net of $4.3 million cash acquired.
(4)Cash consideration received on sale of mining licences in Turkiye in Q2 2021.

Working capital for the periods highlighted is as follows:

	As at June 30, 2022	As at December 31, 2021
Current assets	$646.0	$728.2
Less: Current liabilities	185.9	206.7
Working capital	$460.1	$521.6

Reconciliation of Net Cash Generated from Operating Activities to Cash Flow from Operating Activities before Changes in Working Capital:

Continuing operations (1)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Net cash generated from (used in) operating activities (1,2)	$26.9	$49.0	$62.2	$148.1
Less: Changes in non-cash working capital	(21.4)	(26.9)	(35.9)	(8.9)
Cash flow from operating activities before changes in working capital	$48.3	$75.9	$98.1	$157.1
(1)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2022.
(2)2021 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity.

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Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “estimates”, “expects”, “forecasts”, "foresee", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "strive", "target" or “underway” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.
Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: the duration, extent and other implications of production challenges and cost increases, including those in respect of COVID-19, the Russia-Ukraine war and restrictions and suspensions with respect to the Company's operations; the Company’s 2022 annual production and cost guidance, including our individual mine production; the timing of production; the timing of resource conversion drilling; the optimization and development of Greek operations, including benefits, risks, financing and the Amended Investment Agreement related thereto; the completion, availability and benefits of processing facilities and transportation equipment; the Company's conference call to be held on July 29, 2022; plans to sell the Certej project; our expectation as to our future financial and operating performance; expected metallurgical recoveries and improved concentrate grade and quality; non-IFRS financial measures and ratios; risk factors affecting our business; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about: our preliminary gold production and our guidance, benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; tax expenses in Turkiye; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing, cost and results of our construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to meet production guidance; inability to achieve the expected benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; inability to assess income tax expenses in Turkiye; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks; development risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of our shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary

17

equipment; co-ownership of our properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, as well as those risk factors discussed in the sections titled “Forward-looking information and risks” and “Risk factors in our business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Senior Vice President, Technical Services, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this press release and verifying the technical data disclosed in this document relating to our operating mines and development projects. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

18

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at June 30, 2022 and December 31, 2021
(Unaudited – in thousands of U.S. dollars)

As at	Note	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents		$309,958	$481,327
Term deposits	15	60,000	—
Accounts receivable and other	5	75,937	68,745
Inventories	6	200,143	178,163
		646,038	728,235
Restricted cash		2,133	2,674
Deferred tax assets		15,900	—
Other assets		101,538	104,023
Property, plant and equipment		3,650,725	4,003,211
Goodwill		92,591	92,591
		$4,508,925	$4,930,734
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$177,154	$195,334
Current portion of lease liabilities		4,703	7,228
Current portion of asset retirement obligations		4,088	4,088
		185,945	206,650
Debt	7	497,249	489,763
Lease liabilities		13,221	14,895
Employee benefit plan obligations		8,639	8,942
Asset retirement obligations		125,457	131,367
Deferred income tax liabilities		450,334	439,195
		1,280,845	1,290,812
Equity
Share capital	11	3,240,952	3,225,326
Treasury stock		(20,454)	(10,289)
Contributed surplus		2,612,463	2,615,459
Accumulated other comprehensive loss		(29,678)	(20,905)
Deficit		(2,578,766)	(2,239,226)
Total equity attributable to shareholders of the Company		3,224,517	3,570,365
Attributable to non-controlling interests		3,563	69,557
		3,228,080	3,639,922
		$4,508,925	$4,930,734
Subsequent events (Note 18)

Approved on behalf of the Board of Directors

    (signed)    John Webster Director         (signed)    George Burns     Director

Date of approval: July 28, 2022

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2022 for notes to the accounts.
19

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and six months ended June 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2022	2021	2022	2021
Revenue
Metal sales	8	$213,447	$233,224	$408,119	$457,842

Cost of sales
Production costs		109,320	112,800	213,876	221,360
Depreciation and amortization		52,917	51,023	103,552	103,509
		162,237	163,823	317,428	324,869

Earnings from mine operations		51,210	69,401	90,691	132,973

Exploration and evaluation expenses		4,242	7,881	10,103	11,889
Mine standby costs	9	10,662	2,093	22,370	3,704
General and administrative expenses		8,734	9,726	17,025	19,866
Employee benefit plan expense		809	616	2,650	1,365
Share-based payments expense	12	348	1,922	3,998	3,703
Impairment of property, plant and equipment	4	—	—	365,426	—
(Recovery) write-down of assets		(1,688)	320	22,453	(430)
Foreign exchange gain		(6,415)	(143)	(9,135)	(6,222)
Earnings (loss) from operations		34,518	46,986	(344,199)	99,098

Other income	10	1,678	9,636	3,421	10,935
Finance costs	10	(23,743)	(15,497)	(25,909)	(25,832)
Earnings (loss) from continuing operations before income tax		12,453	41,125	(366,687)	84,201
Income tax expense		33,980	12,705	39,054	39,543
Net (loss) earnings from continuing operations		(21,527)	28,420	(405,741)	44,658
Net loss from discontinued operations, net of tax		—	(86,766)	—	(89,160)
Net loss for the period		$(21,527)	$(58,346)	$(405,741)	$(44,502)

Attributable to:
Shareholders of the Company		(22,718)	(55,737)	(339,540)	(43,798)
Non-controlling interests		1,191	(2,609)	(66,201)	(704)
Net loss for the period		$(21,527)	$(58,346)	$(405,741)	$(44,502)

(Loss) earnings attributable to shareholders of the Company
Continuing operations		(22,718)	31,029	(339,540)	45,362
Discontinued operations		—	(86,766)	—	(89,160)
		$(22,718)	$(55,737)	$(339,540)	$(43,798)

Weighted average number of shares outstanding (thousands)
Basic		183,777	181,599	183,074	178,086
Diluted		183,777	181,599	183,074	178,086

Net loss per share attributable to shareholders of the Company:
Basic loss per share		$(0.12)	$(0.31)	$(1.85)	$(0.25)
Diluted loss per share		$(0.12)	$(0.31)	$(1.85)	$(0.25)

Net (loss) earnings per share attributable to shareholders of the Company - Continuing operations:
Basic (loss) earnings per share		$(0.12)	$0.17	$(1.85)	$0.25
Diluted (loss) earnings per share		$(0.12)	$0.17	$(1.85)	$0.25

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2022 for notes to the accounts.
20

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three and six months ended June 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021

Net loss for the period	$(21,527)	$(58,346)	$(405,741)	$(44,502)
Other comprehensive (loss) income:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities, net of tax	(10,314)	95	(8,265)	(30)
Actuarial gains (losses) on employee benefit plans, net of tax	409	64	(508)	30
Total other comprehensive (loss) income for the period	(9,905)	159	(8,773)	—
Total comprehensive loss for the period	$(31,432)	$(58,187)	$(414,514)	$(44,502)

Attributable to:
Shareholders of the Company	(32,623)	(55,578)	(348,313)	(43,798)
Non-controlling interests	1,191	(2,609)	(66,201)	(704)
	$(31,432)	$(58,187)	$(414,514)	$(44,502)

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2022 for notes to the accounts.
21

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and six months ended June 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2022	2021	2022	2021
Cash flows generated from (used in):
Operating activities
Net (loss) earnings for the period from continuing operations		$(21,527)	$28,420	$(405,741)	$44,658
Adjustments for:
Depreciation and amortization		53,699	51,471	104,925	104,536
Finance costs		23,743	15,494	25,909	25,832
Interest income		(809)	(1,173)	(1,284)	(1,475)
Unrealized foreign exchange (gain) loss		(3,282)	675	(3,766)	(1,689)
Income tax expense		33,980	12,705	39,054	39,543
(Gain) loss on disposal of assets		(233)	(98)	(815)	226
Gain on disposal of mining licenses		—	(7,046)	—	(7,046)
(Recovery) write-down of assets		(1,688)	320	22,453	(430)
Share-based payments expense	12	348	1,922	3,998	3,703
Employee benefit plan expense		809	616	2,650	1,365
Impairment of property, plant and equipment		—	—	365,426	—
		85,040	103,306	152,809	209,223
Property reclamation payments		(481)	(772)	(793)	(1,107)
Employee benefit plan payments		(423)	(289)	(2,673)	(521)
Income taxes paid		(36,628)	(27,517)	(52,567)	(52,013)
Interest received		809	1,174	1,284	1,475
Changes in non-cash working capital	13	(21,382)	(26,884)	(35,881)	(8,912)
Net cash generated from operating activities of continuing operations		26,935	49,018	62,179	148,145
Net cash generated from (used in) operating activities of discontinued operations		—	1,311	—	(4,740)

Investing activities
Purchase of property, plant and equipment		(83,183)	(71,603)	(135,179)	(135,594)
Acquisition of subsidiary, net of $4,311 cash received		—	(19,336)	—	(19,336)
Proceeds from the sale of property, plant and equipment		565	519	1,641	1,311
Proceeds from sale of mining licenses		—	5,000	—	5,000
Value added taxes related to mineral property expenditures, net		(7,078)	(1,631)	(18,211)	(4,199)
Decrease (increase) in term deposits		—	1,904	(60,000)	58,034
Increase in restricted cash		—	(31)	—	(104)
Net cash used in investing activities of continuing operations		(89,696)	(85,178)	(211,749)	(94,888)
Net cash used in investing activities of discontinued operations		—	(930)	—	(1,437)

Financing activities
Issuance of common shares, net of issuance costs		541	2,300	13,659	14,134
Contributions from non-controlling interests		37	85	207	409
Repayments of borrowings		—	(72,233)	—	(83,333)
Interest paid		(831)	(13,278)	(17,719)	(15,483)
Principal portion of lease liabilities		(1,705)	(2,253)	(3,977)	(5,012)
Purchase of treasury stock		—	—	(13,969)	—
Net cash used in financing activities of continuing operations		(1,958)	(85,379)	(21,799)	(89,285)
Net cash used in financing activities of discontinued operations		—	(12)	—	(24)

Net decrease in cash and cash equivalents		(64,719)	(121,170)	(171,369)	(42,229)
Cash and cash equivalents - beginning of period		374,677	530,903	481,327	451,962
Cash and cash equivalents - end of period		$309,958	$409,733	$309,958	$409,733

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2022 for notes to the accounts.
22

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and six months ended June 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2022	2021	2022	2021
Share capital
Balance beginning of period		$3,240,665	$3,157,117	$3,225,326	$3,144,644
Shares issued upon exercise of share options		71	681	3,943	1,398
Shares issued upon exercise of performance share units (PSU's)		—	1,172	2,256	1,172
Transfer of contributed surplus on exercise of options		29	263	1,592	548
Shares issued on acquisition of subsidiary		—	65,647	—	65,647
Shares issued upon exercise of warrants		213	—	213	—
Shares issued to the public, net of share issuance costs		(26)	(50)	7,622	11,421
Balance end of period	11	$3,240,952	$3,224,830	$3,240,952	$3,224,830

Treasury stock
Balance beginning of period		$(20,454)	$(10,879)	$(10,289)	$(11,452)
Purchase of treasury stock		—	—	(13,969)	—
Shares redeemed upon exercise of restricted share units (RSU's)		—	584	3,804	1,157
Balance end of period		$(20,454)	$(10,295)	$(20,454)	$(10,295)

Contributed surplus
Balance beginning of period		$2,610,136	$2,639,067	$2,615,459	$2,638,008
Share-based payment arrangements		2,356	2,240	4,656	4,157
Shares redeemed upon exercise of restricted share units		—	(584)	(3,804)	(1,157)
Shares redeemed upon exercise of performance share units		—	(1,172)	(2,256)	(1,172)
Transfer to share capital on exercise of options		(29)	(263)	(1,592)	(548)
Balance end of period		$2,612,463	$2,639,288	$2,612,463	$2,639,288

Accumulated other comprehensive loss
Balance beginning of period		$(19,773)	$(30,456)	$(20,905)	$(30,297)
Other comprehensive (loss) income for the period attributable to shareholders of the Company		(9,905)	159	(8,773)	—
Balance end of period		$(29,678)	$(30,297)	$(29,678)	$(30,297)

Deficit
Balance beginning of period		$(2,556,048)	$(2,091,267)	$(2,239,226)	$(2,103,206)
Loss attributable to shareholders of the Company		(22,718)	(55,737)	(339,540)	(43,798)
Balance end of period		$(2,578,766)	$(2,147,004)	$(2,578,766)	$(2,147,004)
Total equity attributable to shareholders of the Company		$3,224,517	$3,676,522	$3,224,517	$3,676,522

Non-controlling interests
Balance beginning of period		$2,335	$43,102	$69,557	$40,873
Earnings (loss) attributable to non-controlling interests		1,191	(2,609)	(66,201)	(704)
Contributions from non-controlling interests		37	85	207	409
Balance end of period		$3,563	$40,578	$3,563	$40,578
Total equity		$3,228,080	$3,717,100	$3,228,080	$3,717,100

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2022 for notes to the accounts.
23